Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 23, 2012

DATE, TIME AND PLACE:  On April 23, 2012 at 11:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:  Pedro Moreira Salles.

QUORUM:  The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.       approved the Account Statements for the period from January to March 2012, with unqualified opinion and report issued by the Fiscal Council and by the Independent Auditors, respectively;

2.       authorized their publication, through delivery to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – The New York Stock Exchange (USA), CNV - National Securities Commission and BCBA – The Buenos Aires Stock Exchange (Argentina).

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, April 23, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim and Pedro Luiz Bodin de Moraes– Directors.

ALFREDO EGYDIO SETUBAL
Investment Relations Officer